                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

                 FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
                     SAVINGS AND SIMILAR PLANS PURSUANT TO
              SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                  For the fiscal year ended December 31, 1999

                                       OR

                [_] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-7182

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

          Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Merrill Lynch & Co., Inc.
                           4 World Financial Center
                             New York, N.Y. 10080

     Financial Statements and Exhibits
     ---------------------------------

(a) Financial Statements for the Years Ended December 31, 1999 and 1998, Supplemental Schedules for the Year ended December 31, 1999, and Independent Auditors' Report.

     The financial statements required to be filed hereunder appear commencing at page 2 hereof.

(b)  Exhibits

     (23) Consent of Independent Public Accountants (following financial statements).

                                   SIGNATURES

     The Plan.  Pursuant to the requirements of the Securities Exchange Act of
     --------
1934, the Administrative Committee (the persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    Merrill Lynch & Co., Inc.
                                    401(k) Savings & Investment Plan

Date: June 23, 2000                 By: /s/ ROBERT F. ARIMENTA, JR.
                                        ---------------------------
                                        Robert F. Arimenta, Jr.
                                        Vice President, Merrill Lynch Trust
                                        Company,
                                        Trustee

                                         The Merrill Lynch & Co.,
                                         Inc. 401(k) Savings &
                                         Investment Plan

                                         Financial Statements for the
                                         Years Ended December 31, 1999 and 1998,
                                         Supplemental Schedules for the
                                         Year Ended December 31, 1999 and
                                         Independent Auditors' Report

THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                               Page
INDEPENDENT AUDITORS' REPORT                                                      1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 1999 AND 1998:

Statements of Net Assets Available for Benefits                                   2

Statements of Changes in Net Assets Available for Benefits                        3

Notes to Financial Statements                                                    4-7

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE
  YEAR ENDED DECEMBER 31, 1999:

Supplemental Schedule of Assets Held for Investment Purposes                     8-9

Supplemental Schedule of Reportable Transactions                                 10

INDEPENDENT AUDITORS' REPORT

Trustees of the Merrill Lynch & Co., Inc.
401(k) Savings & Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Pla n (the "Plan") as of December 31, 1999 and 1998 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

June 12, 2000

THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------
                                          1999              1998

ASSETS:

Investments, at market value:
  Common stock                        $  908,970,905   $  677,456,358
  Funds and trusts                     2,077,604,717    1,741,905,635
                                      --------------   --------------

       Total investments               2,986,575,622    2,419,361,993

  Cash                                    11,000,396       13,421,172
  Loans receivable                           228,819          323,927
  Employer contributions receivable        4,157,214        1,414,872
  Employee contributions receivable          689,698        3,938,919
                                      --------------   --------------
       Total assets                    3,002,651,749    2,438,460,883
                                      --------------   --------------
NET ASSETS AVAILABLE FOR BENEFITS     $3,002,651,749   $2,438,460,883
                                      ==============   ==============


See notes to financial statements.


THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1999 AND 1998
------------------------------------------------------------------------------------------------
                                                                      1999            1998

ADDITIONS:
Investment income:
  Net appreciation (depreciation) in fair value of investments   $   339,502,381   $   (76,424,616)
  Dividends and interest                                             146,267,979       121,296,308
                                                                 ---------------   ---------------
        Total investment income                                      485,770,360        44,871,692

  Contributions to the Plan by the Company                            34,983,944        30,586,869
  Contributions to the Plan by the employees                         229,694,083       213,257,375
  Rollovers from other qualified plans                                 2,974,701        14,588,045
                                                                 ---------------   ---------------
        Total additions                                              753,423,088       303,303,981
                                                                 ---------------   ---------------
DEDUCTIONS:
  Disbursements of benefits to beneficiaries or employees            189,148,141       148,221,230
  Administrative expenses                                                 84,081            59,901
                                                                 ---------------   ---------------
       Total deductions                                              189,232,222       148,281,131
                                                                 ---------------   ---------------
NET INCREASE IN NET ASSETS AVAILABLE
 FOR BENEFITS                                                        564,190,866       155,022,850

NET ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                                 2,438,460,883     2,283,438,033
                                                                 ---------------   ---------------
 End of year                                                     $ 3,002,651,749   $ 2,438,460,883
                                                                 ===============   ===============


See notes to financial statements.

THE MERRILL LYNCH & CO., INC. 401(k) SAVINGS & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1999 AND 1998
--------------------------------------------------------------------------------

 1.   DESCRIPTION OF THE PLAN

      The following description of the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Terms used in this description have the same meaning as in the Plan.

      The Plan was adopted on April 23, 1987 and commenced activities on October 1, 1987. The purpose of the Plan is to encourage employees to save for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

      Subject to exclusions specified in the Plan, any Employee of Merrill Lynch & Co., Inc. or of a participating subsidiary or affiliate (the "Company" or "Employer") can elect to participate in the Plan providing such Employee has worked for the Employer for 12 months. An Employee can elect to participate in the Plan (if eligible) as of the first day of the month following 12 months of employment or the first day of any month thereafter.

      Effective July 1, 2000, employees will no longer have to complete one year of service as required currently to participate in the 401(k) plan.

      Each Participant may elect to make contributions to the Plan on a pre-tax basis through payroll deductions from 1% through 15% of such Participant's Eligible Compensation for each pay period up to an annual maximum of $10,000 for both 1999 and 1998 (subject to certain exceptions described in the Plan and periodic adjustments for cost-of-living increases for each calendar year). A Participant can elect to change the rate at which his or her contribution is determined at any time during the year.

      The Company will make contributions, up to a maximum of $1,500, in an amount equal to 50% of the first 4% of Eligible Compensation contributed by a Participant during each calendar year. No Employer contributions will be made for any calendar year for Employees who participate at any time during such calendar year in the Company's Employee Stock Purchase Plan.

      Effective January 1, 2000, after one year of service, and if an employee is not participating in the Employee Stock Purchase Plan, Merrill Lynch matches half of the first 6% the individual contributes up to an annual maximum Merrill Lynch contribution of $2,000.

      All Participants are always 100% vested in contributions to the Plan made from their Eligible Compensation and in amounts rolled over from an employer's qualified retirement plan. Participants are 100% vested in Employer contributions when they attain age 65 or terminate employment because of death.

      Other Participants who terminate employment after October 31, 1993 will become vested in Employer contributions and earnings based on completed Years of Service: 1 Year of Service - 20% vested;

      2 Years of Service - 40% vested; 3 Years of Service - 60% vested; 4 Years of Service - 80% vested; and 5 Years of Service - 100% vested.

      The Plan permits withdrawals relating to contributions and earnings under certain conditions which are in accordance with the Internal Revenue Code and the regulations thereunder.

 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Purchases and sales of investments are recorded on a trade date basis. All other accounting records of the Plan are maintained on the accrual basis.

      The accompanying financial statements do not include any investments in VOCON and Deferred Profit Sharing Accounts, which are self-directed Accounts, that were transferred into the Plan for administrative convenience only.

      The cost of security investments is based on the average cost method for individual securities. Quoted market values of security investments are based on the last sales price (if traded on December 31), the prevailing bid price or the prevailing net asset value at the close of trading on December 31.

 3.   INVESTMENTS

      The Administrative Committee has the authority to designate Investment Funds for the investment of accounts other than VOCON and Deferred Profit Sharing Accounts, to determine which accounts can be self-directed and to establish rules and procedures with respect to investment funds and self-directed accounts.

      All contributions to the Plan may be allocated by the Participant among the investments designated by the Administrative Committee.

      At December 31, 1999, there were 62 investment options available in the Plan. This includes 6 core investment options, 55 noncore investment options and Merrill Lynch & Co. Inc. common stock.

      During 1999 and 1998, the Plan's investments (including investments bought, sold and held during each year) appreciated (depreciated) in value as follows:

                                                       Years Ended December 31,
                                                        1999               1998
     Net change in fair value of investments:
      Common stock                                 $ 176,318,348    $ (50,628,026)
      Funds and trusts                               163,184,033      (25,796,590)
                                                   -------------    -------------

                                                   $ 339,502,381    $ (76,424,616)
                                                   =============    =============

The value of individual investments that represent 5% or more of the Plan's net assets at December 31 are as follows:



                                         1999           1998

  Merrill Lynch & Co., Inc.          $908,970,905   $677,456,358
  Merrill Lynch:
   Basic Value Fund                   455,307,626    438,551,798
   Capital Fund                       196,724,044    222,185,409
   Equity Index Trust                 166,620,802    110,035,897
   Global Allocation Fund**           144,766,653    143,955,025
   Retirement Reserves                169,977,458    151,198,420


    ** Less than 5% of the Plan's net assets at December 31, 1999.

 4.   ADMINISTRATIVE EXPENSES

      Plan expenses, including expenses of the Administrative Committee and Trustee, to the extent not paid by the Plan, are paid by the Company.

 5.   PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

 6.   TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated July 13, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter.

      However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

 7.   PLAN MERGER

      In December 1998, amounts attributable to profit-sharing contributions were transferred from a trust established under the Smith New Court Inc. Retirement Savings Plan (the "SNC Plan") to a trust established under the Merrill Lynch & Co., Inc. Retirement Accumulation Plan. The SNC Plan was then merged with and into the Plan and the remaining amounts held under the SNC Plan, totaling $7,250,873, were transferred to the trust established under the Plan.

 8.   DIVESTITURE OF PLAN ASSETS

      As a result of the recapitalization of Lender's Service, Inc. ("LSI") on June 12, 1998, certain employees of LSI no longer qualified as active participants under the Plan. The vested account balances for those employees under the Plan, totaling $1,645,585, were transferred to a trust established under LSI's

      401(k) Plan in January of 1999. The transferred assets are included in disbursements of benefits to beneficiaries or employees.

 9.   SUBSEQUENT EVENTS

      On March 24, 2000, the Mercury Asset Management International Ltd. 401(k) Retirement Plan of Mercury Asset Management International Ltd. was merged with The Merrill Lynch & Co., Inc. 401(k) Savings and Investments Plan. Assets totaling approximately $1,029,000 were transferred to the Trust established under the Plan.

                                     ******

THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                                  Number of                              Market
               Description                                        Shares               Cost              Value
COMMON STOCK:
 Merrill Lynch & Co., Inc.*                                    10,910,443.9338     $ 511,433,566      $ 908,970,905


FUNDS AND TRUSTS:
 GSIF U.S. Gov. Zero Coupon Bond Series 3 - Various Trusts      1,098,705.1030        51,227,973         54,713,521
 Merrill Lynch*:
  Adjustable Rate Specialties                                       7,398.2302            70,536             70,061
  Aggregate Bond Index Tier 3                                     101,163.0901         1,107,457          1,110,771
  Americas Income Fund                                             69,796.0506           441,135            436,923
  Basic Value Fund                                             11,934,669.0831       355,764,071        455,307,626
  Capital Fund Class A                                          6,134,207.8040       187,103,269        196,724,044
  Convertible Fund                                                 83,264.2279         1,143,268          1,002,501
  Corporate Bond Fund - High Income Portfolio                   4,841,566.7881        36,365,372         32,196,419
  Corporate Bond Fund - Intermediate Term Portfolio               782,949.7097         8,894,695          8,565,470
  Corporate Bond Fund - Investment Grade Portfolio              4,233,789.1054        48,277,806         45,132,192
  Developing Capital Markets Fund Class A                         162,296.2171         1,867,648          2,350,049
  Dragon Fund                                                     732,657.5999         6,579,992          9,553,855
  Emerging Tigers Fund                                            342,792.4694         2,568,888          3,431,353
  Equity Index Trust 3                                          1,610,796.6190       100,451,941        166,620,802
  Euro Fund                                                     2,266,452.2761        35,952,920         33,860,797
  U.S. Government Mortgage Fund Class A                            89,532.7851           871,791            834,446
  Fundamental Growth Fund Class A                               3,579,104.8647        77,418,324         93,522,010
  Global Allocation Fund                                       10,325,724.1834       141,973,453        144,766,653
  Global Bond Fund for Investment & Retirement                    107,994.5127           998,828            913,634
  Global Growth Fund Class A                                    2,033,040.9189        26,997,900         35,212,269
  Global Holdings Fund Class A                                    254,326.0791         3,536,623          3,718,247
  Global Resources Trust                                          207,230.5388         3,140,557          3,135,398
  Global Small Cap Fund                                           186,521.1103         2,380,121          3,351,784
  Global Tech Fund Class A                                      3,960,508.3450        62,734,506         97,309,690
  Global Utility Fund                                             229,994.6367         3,769,493          4,615,992
  Global Value Fund                                             2,007,335.5233        27,030,617         29,547,979
  Growth Fund                                                   3,962,344.6562        92,552,027        108,647,490
  Healthcare Fund                                               2,745,385.6010        14,898,543         17,048,845
  International Equity Fund                                        45,685.4059           487,152            551,880
  International Index Tier 3                                      258,863.0189         3,392,785          4,294,537
  Latin America Fund                                              169,445.0833         2,000,823          2,623,010
  Pacific Fund                                                  2,235,750.2118        48,603,836         74,048,047
  Phoenix Fund                                                    975,272.6593        12,221,692         13,985,410

                                                                 (Continued)

THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                   Number of                             Market
            Description                              Shares              Cost             Value

FUNDS AND TRUSTS:
     Real Estate Fund Class A                      340,048.3025    $    2,559,960   $    2,387,139
     Retirement Preservation Trust             102,867,487.1575       102,867,502      102,867,487
     Retirement Reserves Money Fund            169,977,457.5558       169,977,148      169,977,458
     Select Ten Retirement Portfolio            29,155,355.7151        29,733,631       30,181,916
     Small Cap Index Tier 3                        365,746.1334         3,581,040        4,271,915
     Special Value Fund                          1,182,728.1185        22,258,477       24,659,881
     Strategic Dividend Fund                       214,102.4808         2,933,440        2,804,743
     Utility Income Fund Class A                    80,695.5908           855,302          777,099
     World Income Fund                              54,904.0205           367,880          345,346

Hotchkis & Wiley:
     Balanced Fund                                  15,834.6706           295,777          261,114
     Equity Income Fund                             82,995.6435         1,565,472        1,210,906
     Global Equity Fund                             32,621.3522           363,341          365,359
     International Fund                            243,437.3285         6,058,956        6,426,745
     Low Duration Fund                              84,900.7752           861,188          833,726
     Mid-Cap Fund                                  135,276.5520         1,545,206        1,496,159
     Short-Term Fund                                28,772.3201           290,183          288,586
     Small Cap Fund                                347,067.5396         7,626,347        5,914,031
     Total Return Fund                             161,792.0023         2,156,265        2,015,928

Other:
     AIM International Equity Fund                 275,394.4474         5,580,620        7,658,720
     Alliance Quasar Fund Class A                  289,791.6728         7,492,636        8,183,717
     Blackrock Small Capital Growth                395,408.6822         9,822,586       12,558,180
     Ivy International Fund                        135,991.7784         5,847,968        6,403,853
     Mercury International Fund                    456,311.9776         4,995,451        6,169,338
     Mercury Pan Europe Growth Fund Class 1        319,741.2432         3,428,763        3,932,817
     MFS Research Fund                             850,591.5328        21,595,387       24,548,072
     Munder Multi-Season Growth                     88,105.0346         1,813,782        1,860,777

          Total Funds and Trusts                                    1,779,300,350    2,077,604,717
                                                                   --------------   --------------
TOTAL INVESTMENTS                                                  $2,290,733,916   $2,986,575,622
                                                                   ==============   ==============


* Party-in-interest as defined by ERISA.

                                                                     (Concluded)

THE MERRILL LYNCH & CO., INC.
401(k) SAVINGS & INVESTMENT PLAN

SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1999
--------------------------------------------------------------------------------

                                                                                              Cost of
                                                                                              Assets
                              Purchases                         Sales                          Sold          Gain (Loss)
COMMON STOCK:
Merrill Lynch & Co., Inc.*      $326,849,725         (1,466)   $234,093,807      (1,639)      $194,079,402   $ 40,014,405

FUNDS:
  Merrill Lynch*:
   Basic Value Fund                100,789,237       (1,088)     70,337,408      (1,280)        54,214,935     16,122,473
   Pacific Fund                     85,273,064         (467)     73,052,762        (553)        71,007,780      2,044,982
   Dragon Fund                      71,905,712         (326)     70,223,384        (278)        68,907,856      1,315,528
   Retirement Preservation
     Trust                         212,791,152         (716)    198,302,165        (574)       198,302,165             --
   Retirement Reserves
     Money Fund                    256,795,415         (803)    237,983,852        (676)       237,983,852             --

NOTES:

    Reportable transactions, required to be reported herein, are defined in
    Section 2520.103-6, Chapter XXV Title 29 (Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974).

    The figures in parentheses represent the number of purchases or sales included in the reported dollar amounts.

*Party-in-interest as defined by ERISA.